Dear Shareholders,

The Annual and Special Meeting of Asanko Gold Inc.'s ("Asanko" or the "Company") shareholders is being held on April 30, 2020 at 10:00 a.m. (Pacific time) at the offices of Blake, Cassels & Graydon at 595 Burrard Street, Suite 2600, Vancouver, BC, V7X 1L3.

Following a year in which Asanko achieved record annual gold production and generated free cash flow of over $44 million, we look forward to 2020 and your continued support.

Highlights

2019 was a transitional year for the Company as it shifted away from capital projects and towards free cash flow generation and positive returns for shareholders. To better align the business with the new strategy, the senior management team was strengthened to ensure we have the right capabilities to drive our business forward.

Balance Sheet

We significantly bolstered the balance sheet over the course of the year through a distribution from the Joint Venture and a milestone payment from our Joint Venture Partner.  As at December 31, 2019, we had $35.5 million in cash and receivables.  We received a further $15.0 million in February 2020 as a result of a second distribution from the Joint Venture. With a strong cash balance, coupled with no outstanding debt, we were in a position to begin returning capital to our shareholders. We initiated a normal course issuer bid in November 2019 and by the end of the year, we had repurchased 1,108,920 common shares for $1.0 million.

Operations (100% basis)

The Asanko Gold Mine continued to deliver outstanding performance, hitting record production, milling throughput and revenues for the year.  We exceeded the top end of our gold production guidance for the year of between 225,000 - 245,000 ounces with production of 251,044 ounces of gold at all-in sustaining costs of $1,112/oz.  The processing plant delivered a record annual milling performance with throughput of 5.5 million tonnes at an average plant grade feed of 1.5 g/t and gold recovered exceeded design at 94%.  This all culminated in record revenues of $341 million.

During the year we also collaborated with our joint venture partners to redefine the future of the Asanko Gold Mine and updated the Life of Mine Plan. The updated Life of Mine Plan was completed in the first quarter of 2020. The new mine plan sets out a 10-year mine life with approximately 8 years of mining operations remaining based on the updated Mineral Reserves, with just over 10 years of gold production including processing of the lower grade stockpiles towards the end of the mining operations.  Over this period from 2020 to 2029, just over 2.1 million ounces of gold will be produced.

The next two years of operations are expected to produce results similar to our record-setting year at the Asanko Gold Mine in 2019, with a projected average annual production of 250,000 ounces of gold produced per year, at an all-in sustaining cost of $1,050/oz based on the current cost structure.  At a gold price of $1,400/oz, well below today's spot price, the operations will generate over $90 million in free cash flow over the next two years.

One of the main objectives of the life of mine plan update was to minimize further development capital spending and we have done that by limiting capital projects to only those absolutely required, totalling $83 million over the life of mine.  This includes the $25 million village relocation currently underway and expected to be complete in 2020.  It also includes an upgrade to the Esaase ore haul road of approximately $34 million which will be done in 2021 and 2022, improving our access to the Esaase deposit - our most important resource.

Outlook

With a strong cash position, zero debt and a two years of free cash flow generation in front of us, we are well positioned to begin a phase of strengthening and optimization of our business.  This year we have two main objectives.  Firstly, we have launched a major cost reduction program targeting an improvement in all-in sustaining cost by $100/oz, or a reduction in costs of $25 million per year from the baseline outlined in the Life of Mine plan.  We believe this is achievable and will help ensure profitable operating margins at a wide range of gold prices.

Secondly, we are also reinvigorating our exploration efforts, committing a minimum of $10 million to exploration in 2020.  We have three substantial mining lease camps that make up the Asanko Gold mining district with the South Camp being the primary target for expansion of our reserve base.  The South Camp includes high priority targets at Tontokrom and Miradani which will be drilled this year with the goal of replacing depletion and importantly deferring a third push-back of the Nkran pit which is scheduled to start in late 2022.

In addition, we are continuing to add to our exploration ground, which we expect to extend to three main western camps for longer term exploration and development.  The South West Camp is currently the target of exploration drilling at Fromenda. We have also recently entered into a memorandum of understanding to acquire the Central West Camp, located immediately adjacent to the processing facility and the associated infrastructure. Exploration is a significant value creator for our shareholders, specifically if we are able to bring in new reserves and defer our third push back at the Nkran pit.

Finally, we look forward this year to a rebranding of the Company to be named Galiano Gold and a refreshment of the board of directors with addition of Judith Mosely as a non-executive director and Paul Wright as non-executive Chairman of the Board. The new year promises to bring new opportunities and we are well positioned both operationally and financially to capitalize on those opportunities as they arise.

We thank you for your trust and support,

Greg McCunn

Chief Executive Officer and Director

March 9, 2020

Notes:

Non-GAAP Performance Measures

The Company has included certain non-GAAP performance measures in this letter. These non-GAAP performance measures do not have any standardized meaning. Accordingly, these performance measures are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. Refer to the Non-GAAP Measures section of Asanko's Management Discussion and Analysis for the year ended December 31, 2019 for an explanation of these measures and reconciliations to the Company's reported financial results in accordance with IFRS.

  All-in Sustaining Costs Per Gold Ounce

The Company has adopted the reporting of AISC as per the World Gold Council's guidance. AISC include total cash costs, corporate overhead expenses, sustaining capital expenditure, capitalized stripping costs and reclamation cost accretion per ounce of gold sold.

  Free cash flow

The Company believes that in addition to conventional measures prepared in accordance with IFRS, the Company and certain investors and analysts use free cash flow to evaluate the JV's performance with respect to its operating cash flow capacity to meet non-discretionary outflows of cash. The presentation of free cash flow is not meant to be a substitute for the cash flow information presented in accordance with IFRS, but rather should be evaluated in conjunction with such IFRS measures. Free cash flow is calculated as cash flows from operating activities of the JV adjusted for cash flows associated with sustaining and non-sustaining capital expenditures and payments made to mining contractors for leases capitalized under IFRS 16.

Forward-Looking and other Cautionary Information

Certain statements and information contained in this letter constitute "forward-looking statements" within the meaning of applicable U.S. securities laws and "forward-looking information" within the meaning of applicable Canadian securities laws, which we refer to collectively as "forward-looking statements". Forward-looking statements are statements and information regarding possible events, conditions or results of operations that are based upon assumptions about future conditions and courses of action. All statements and information other than statements of historical fact may be forward looking statements. In some cases, forward-looking statements can be identified by the use of words such as "seek", "expect", "anticipate", "budget", "plan", "estimate", "continue", "forecast", "intend", "believe", "predict", "potential", "target", "may", "could", "would", "might", "will" and similar words or phrases (including negative variations) suggesting future outcomes or statements regarding an outlook.

Forward-looking statements in this letter include, but are not limited to: statements in respect of AGM's generation of free cash flow and statements in respect of the future strength of Asanko's balance sheet. Such forward-looking statements are based on a number of material factors and assumptions, including, but not limited to: the accuracy of reserve and resource, grade, mine life, cash cost, net present value, internal rate of return and production and processing estimates and other assumptions, projections and estimates made in the technical reports for the AGM or in respect of AGM; the successful completion of development and exploration projects, planned expansions or other projects within the timelines anticipated and at anticipated production levels; that mineral resources can be developed as planned; that the Company's relationship with joint venture partners will continue to be positive and beneficial to the Company; interest and exchange rates; that required financing and permits will be obtained; general economic conditions; that labour disputes or disruptions, flooding, ground instability, geotechnical failure, fire, failure of plant, equipment or processes to operate are as anticipated and other risks of the mining industry will not be encountered; that contracted parties provide goods or services in a timely manner; that there is no material adverse change in the price of gold or other metals; competitive conditions in the mining industry; title to mineral properties; costs; taxes; the retention of the Company's key personnel; and changes in laws, rules and regulations applicable to Asanko.

Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause actual results, performance or achievements to differ materially from those anticipated in such forward-looking statements.

The Company believes the expectations reflected in such forward-looking statements are reasonable, but no assurance can be given that these expectations will prove to be correct and you are cautioned not to place undue reliance on forward-looking statements contained herein. Some of the risks and other factors which could cause actual results to differ materially from those expressed in the forward-looking statements contained in this letter, include, but are not limited to:  mineral reserve and resource estimates may change and may prove to be inaccurate; life of mine estimates are based on a number of factors and assumptions and may prove to be incorrect; AGM has a limited operating history and is subject to risks associated with establishing new mining operations; sustained increases in costs, or decreases in the availability, of commodities consumed or otherwise used by the Company may adversely affect the Company; actual production, costs, returns and other economic and financial performance may vary from the Company's estimates in response to a variety of factors, many of which are not within the Company's control; adverse geotechnical and geological conditions (including geotechnical failures) may result in operating delays and lower throughput or recovery, closures or damage to mine infrastructure; the ability of the Company to treat the number of tonnes planned, recover valuable materials, remove deleterious materials and process ore, concentrate and tailings as planned is dependent on a number of factors and assumptions which may not be present or occur as expected; the Company's operations may encounter delays in or losses of production due to equipment delays or the availability of equipment; the Company's operations are subject to continuously evolving legislation, compliance with which may be difficult, uneconomic or require significant expenditures; the Company may be unsuccessful in attracting and retaining key personnel; labour disruptions could adversely affect the Company's operations; the Company's business is subject to risks associated with operating in a foreign country; risks related to the Company's use of contractors; the hazards and risks normally encountered in the exploration, development and production of gold; the Company's operations are subject to environmental hazards and compliance with applicable environmental laws and regulations; the Company's operations and workforce are exposed to health and safety risks; unexpected costs and delays related to, or the failure of the Company to obtain, necessary permits could impede the Company's operations; the Company's title to exploration, development and mining interests can be uncertain and may be contested; the Company's properties may be subject to claims by various community stakeholders; risks related to limited access to infrastructure and water; the Company's exploration programs may not successfully expand its current mineral reserves or replace them with new reserves; the Company's common shares may experience price and trading volume volatility; the Company's revenues are dependent on the market prices for gold, which have experienced significant recent fluctuations; the Company may not be able to secure additional financing when needed or on acceptable terms; Company shareholders may be subject to future dilution; risks related to changes in interest rates and foreign currency exchange rates; changes to taxation laws applicable to the Company may affect the Company's profitability and ability to repatriate funds; the Company's primary asset is held through a joint venture, which exposes the Company to risks inherent to joint ventures, including disagreements with joint venture partners and similar risks; risks related to the Company's internal controls over financial reporting and compliance with applicable accounting regulations and securities laws; the carrying value of the Company's assets may change and these assets may be subject to impairment charges; the Company may be liable for uninsured or partially insured losses; the Company may be subject to litigation; the Company may be unsuccessful in identifying targets for acquisition or completing suitable corporate transactions, and any such transactions may not be beneficial to the Company or its shareholders; the Company must compete with other mining companies and individuals for mining interests; and risks related to information systems security threats.

Although the Company has attempted to identify important factors that could cause actual results or events to differ materially from those described in the forward-looking statements, you are cautioned that this list is not exhaustive and there may be other factors that the Company has not identified. Furthermore, the Company undertakes no obligation to update or revise any forward-looking statements included in, or incorporated by reference in, this letter if these beliefs, estimates and opinions or other circumstances should change, except as otherwise required by applicable law.